**Osmo Systems, Inc.**
**DBA Carbon Collective Investing**

**Financial Statements**

*For the fiscal year ending December 31, 2022 and 2023*

(unaudited)

# Osmo Systems Inc
## DBA Carbon Collective Investing LLC
## Balance Sheet

|  | As of December 31st | | | |
|  | 2022 | | 2023 | |
| --- | ---: | --- | ---: | --- |
| **ASSETS** | | | | |
| Cash and cash equivalents | $ | 665,498.91 | $ | 177,291.17 |
| Fixed Assets | | | | |
| Intangible Assets | | | | |
| Accumulated Amortization Intangible Assets | | -1,353.00 | | -1,772.00 |
| Patent | | 4,934.50 | | 4,934.50 |
| Trademark | | 3,249.00 | | 3,249.00 |
| Total Intangible Assets | $ | 6,830.50 | $ | 6,411.50 |
| Total Fixed Assets | $ | 6,830.50 | $ | 6,411.50 |
| **TOTAL ASSETS** | $ | 672,329.41 | $ | 183,702.67 |
| **LIABILITIES AND EQUITY** | | | | |
| Liabilities | | | | |
| Current Liabilities | | | | |
| Credit Cards | | | | |
| Credit Card Carbon Collective Brex | | 20,833.69 | | 119.99 |
| Credit Card Osmo Brex | | -566.01 | | 0.00 |
| Total Credit Cards | $ | 20,267.68 | $ | 119.99 |
| Other Current Liabilities | | | | |
| Employee Payroll Tax Payable | | | | 0.00 |
| Insurance and Care contributions payable | | | | 5,047.12 |
| Payroll Clearing | | | | 0.00 |
| Total Other Current Liabilities | $ | 0.00 | $ | 5,047.12 |
| Total Current Liabilities | $ | 20,267.68 | $ | 5,167.11 |
| Long-Term Liabilities | | | | |
| SAFE Loans | | 3,256,039.00 | | 3,366,039.00 |
| Total Long-Term Liabilities | $ | 3,256,039.00 | $ | 3,366,039.00 |
| **Total Liabilities** | $ | 3,276,306.68 | $ | 3,371,206.11 |
| **Equity** | | | | |
| Additional Paid in Capital | | 8,553.72 | | 8,553.72 |
| Cost of Financing | | -1,075.00 | | -1,075.00 |
| Total Additional Paid in Capital | $ | 7,478.72 | $ | 7,478.72 |
| Additional Paid in Capital - PS | | | | |
| Additional Paid in Capital - PS Series Seed 1 | | 206,936.07 | | 206,936.07 |
| Additional Paid in Capital - PS Series Seed 2 | | 3,285,131.10 | | 3,285,131.10 |
| Total Additional Paid in Capital - PS | $ | 3,492,067.17 | $ | 3,492,067.17 |
| Common Stock | | 853.19 | | 853.19 |
| Opening Balance Equity | | 0.00 | | 0.00 |
| Preferred Stock | | | | |
| Series Seed 1 | | 63.93 | | 63.93 |
| Series Seed 2 | | 484.75 | | 484.75 |
| Total Preferred Stock | $ | 548.68 | $ | 548.68 |
| Retained Earnings | | -5,554,762.79 | | -5,554,762.79 |
| Treasury Stock | | -550,162.24 | | -550,162.24 |
| Net Income | | | | -583,526.17 |
| **Total Equity** | -$ | 2,603,977.27 | -$ | 3,187,503.44 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 672,329.41 | $ | 183,702.67 |

# Osmo Systems Inc
# DBA Carbon Collective Investing LLC
# Profit and Loss

|  | As of December 31, | | |
|  | 2022 | | 2023 |
| --- | ---: | --- | ---: |
| **Income** | | | |
| **Total Income** | $ 50,937.01 | $ | 384,640.41 |
| **Total Cost of Goods Sold** | $ 1,163.22 | $ | 237,985.63 |
| **Gross Profit** | $ 49,773.79 | $ | 146,654.78 |
| **Expenses** | | | |
| Total Accounting & Finance | $13,797.00 | | $9,993.56 |
| Total Payroll Expenses | $752,257.74 | | $591,971.23 |
| Total Travel & Meetings | $5,984.51 | | $847.74 |
| Total Professional Services | $319,522.29 | | $13,284.45 |
| Total Marketing | $558,352.79 | | $56,509.12 |
| Total Computer Expense | $206,908.27 | | $42,450.25 |
| Total Facilities | $4,454.16 | | $0.00 |
| Total General Office Expenses | $146,697.75 | | $22,737.17 |
| Total Taxes | | | $4,450.00 |
| **Total Expenses** | $ 1,994,177.51 | $ | 732,249.96 |
| **Net Operating Income** | -$ 1,944,403.72 | -$ | 585,595.18 |
| **Other Income** | | | |
| Other Miscellaneous Income | | | 2,488.01 |
| **Total Other Income** | | $ | 2,488.01 |
| **Other Expenses** | | | |
| Amortization expenses | | | 419.00 |
| **Total Other Expenses** | | $ | 419.00 |
| **Net Other Income** | $ 0.00 | $ | 2,069.01 |
| **Net Income** | -$ 1,944,403.72 | -$ | 583,526.17 |

# Osmo Systems Inc
# DBA Carbon Collective Investing LLC
# Statement of Cash Flows

| | As of December 31, | |
| --- | --- | --- |
| | 2022 | 2023 |
| **OPERATING ACTIVITIES** | | |
| Net Income | -$ 1,944,403.72 | -$ 583,526.17 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Receivable (A/R) | | -756.00 |
| Intangible Assets:Accumulated Amortization Intangible Assets | 1,353.00 | 419.00 |
| Credit Card Carbon Collective Brex | 20,833.69 | -20,713.70 |
| Credit Card Osmo Brex | -566.01 | 566.01 |
| Employee Payroll Tax Payable | | 0.00 |
| Insurance and Care contributions payable | | 5,047.12 |
| Payroll Clearing | | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | $ 21,620.68 | -$ 15,437.57 |
| **Net cash provided by operating activities** | -$ 1,922,783.04 | -$ 598,963.74 |
| **INVESTING ACTIVITIES** | | |
| Intangible Assets:Patent | -4,934.50 | |
| Intangible Assets:Trademark | -3,249.00 | |
| **Net cash provided by investing activities** | -$ 8,183.50 | $ 0.00 |
| **FINANCING ACTIVITIES** | | |
| SAFE Loans | 3,256,039.00 | 110,000.00 |
| Additional Paid in Capital | 8,553.72 | |
| Additional Paid in Capital:Cost of Financing | -1,075.00 | |
| Additional Paid in Capital - PS:Additional Paid in Capital - PS Series Seed 1 | 206,936.07 | |
| Additional Paid in Capital - PS:Additional Paid in Capital - PS Series Seed 2 | 3,285,131.10 | |
| Common Stock | 853.19 | |
| Opening Balance Equity | 0.00 | |
| Preferred Stock:Series Seed 1 | 63.93 | |
| Preferred Stock:Series Seed 2 | 484.75 | |
| Retained Earnings | -5,554,762.79 | |
| Treasury Stock | -550,162.24 | |
| **Net cash provided by financing activities** | $ 652,061.73 | $ 110,000.00 |
| **Net cash increase for period** | -$ 1,278,904.81 | -$ 488,963.74 |

Osmo Systems Inc DBA Carbon Collective Investing LLC
Statement of Changes in Equity

| | Common Stock | Additional Paid-in Capital | Preferred Stock | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|
| Balance, December 31, 2021 | $853.19 | $3,500,621.89 | $548.68 | -$4,971,236.62 | -$550,162.24 | -$1,619,375.10 |
| Net Loss | - | - | - | -583,526.17 | - | -583,526.17 |
| Balance, December 31, 2022 | $853.19 | $3,500,621.89 | $548.68 | -$5,554,762.79 | -$550,162.24 | -$2,202,901.27 |
| Net Loss | - | - | - | -632,740.65 | - | -632,740.65 |
| Balance, December 31, 2023 | $853.19 | $3,500,621.89 | $548.68 | -$6,187,503.44 | -$550,162.24 | -$2,835,641.92 |

**Osmo Systems, Inc.**
**DBA Carbon Collective Investing**

Notes to the Financial Statements

## 1. ORGANIZATION AND PURPOSE

Osmo Systems, Inc. (the "Company") a Delaware C Corp, is the parent company and sole owner of Carbon Collective Investing LLC, also registered in Delaware. 100% of Osmo Systems' business activities are done through Carbon Collective Investing.

Carbon Collective Investing is an SEC-registered investment advisor that helps individuals and employers integrate climate risk and climate opportunity into their retirement plans. The company offers investment advisory services as well as manages multiple publicly available funds.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the company's significant accounting policies applied in the preparation of the accompanying financial statement follows:

### a. Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b. Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

### c. Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022 and December 31, 2023, the Company's cash positions include its operating bank account.

### d. Legal Fees

Legal fees consist of legal services provided for equity financing.

e.  **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3.  **SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.